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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

                                 *   *   *   *

The following press release was distributed after the close of business on October 12, 2000 and is currently available on the CBOT's Internet site and intranet site, MemberNet.

David P. Prosperi
Laura T. LaBarbera
312-435-3620
e-mail: dpro72@cbot.com

     CBOT MEMBERS PASS PROPOSITION TO REDUCE SIZE OF BOARD OF DIRECTORS

     CHICAGO, October 12--The Chicago Board of Trade membership yesterday voted to amend the CBOT's Charter allowing for a reduction in the size of the CBOT's Board of Directors and Nominating Committee.

     Passed by a vote of 608 in favor to 103 and five-sixths against, the CBOT membership authorized the change in the size of the Board of Directors to 18 positions from a 27-member Board and to five positions from a seven-member Nominating Committee.

     CBOT Chairman David P. Brennan said, "This vote advances the Exchange's overall strategic goals by helping to streamline the CBOT's governance structure. I applaud the wisdom of our membership in supporting this critical initiative."

The CBOT(R) urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT(R) restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT(R) has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT(R) members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT(R) at the Commission's web site at www.sec.gov, or from the CBOT(R) by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone:
(312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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The following message was made available to CBOT members and membership interest holders by telephone after the close of business on October 12, 2000.


                             HOTLINE ANNOUNCEMENT


Results are as follows for the October 12, 2000 Chicago Board of Trade membership vote.


                              The PROPOSITION to
                              ------------------


Amend the CBOT Charter, Bylaws and Rules, as indicated in the Ballot Disclosure, to reduce the size of the Board of Directors and of the Nominating Committee

PASSED

By a vote of 608 "In Favor"
             ---
          to 103 5/6 "Against"
             -------

The CBOT urges you to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring, when it becomes available, as well as the other documents that the CBOT has filed or will file with the SEC, because they contain or will contain important information. You may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov, of from the Office of the Secretary at the CBOT.


Thank you for calling.

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The following letter was distributed to CBOT members and membership interest holders after the close of business on October 12, 2000.

                                            [LOGO OF THE CHICAGO BOARD OF TRADE]

October 12, 2000



Mr. David P. Brennan
Chairman of the Board
Board of Trade
Of the City of Chicago, Inc.

Dear Sir:

Deloitte & Touche LLP was engaged to tabulate the votes cast by proxy and in person at a special meeting of the membership, held at 2:30 p.m. on October 12, 2000. We hereby submit the following report:

                                 PROPOSITION
                                 -----------

Amend the CBOT Charter, Bylaws and Rules, as indicated in the Ballot Disclosure, to reduce the size of the Board of Directors and of the Nominating Committee.


                        AM                       REGULAR   TOTAL
                        --                       -------   -----

                        Total      Count
                        -----      -----

Total number of
 ballots cast             167      27 5/6         684      711 5/6
                        -----      ------         -------  -------

           Ballots FOR    138      23             585      608
                        -----      ------         -------  -------

       Ballots AGAINST     29       4 5/6          99      103 5/6
                        -----      ------         -------  -------

                BLANKS      0                       0
                        -----                     -------

              MAJORITY    FOR                     504 1/6
                        -----                     -------

The foregoing October 12, 2000 ballot results were tabulated by Deloitte & Touche LLP.

                                                 /s/ Deloitte & Touche LLP
                                                 -------------------------
                                                     Deloitte & Touche LLP



                                                 /s/ Paul J. Draths
                                                 ----------------------------
                                                 Paul J. Draths
                                                 Vice President and Secretary


The CBOT urges you to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring, when it becomes available, as well as the other documents that the CBOT has filed or will file with the SEC, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's website at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604, Attention: Office of the Secretary, Telephone:
(312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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